SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ______________________

                                  SCHEDULE 13G*
                                 (Rule 13d-102)



             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

              Express Scripts Automatic Exchange Security Trust/NY
                                (Name of Issuer)

            Trust Issued Automatic Exchange Securities, no par value
                         (Title of Class of Securities)

                                    302181201
                                 (CUSIP Number)

                                December 31, 2002
             (Date of event which requires filing of this statement)



     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:


     [X] Rule 13d-1(b)
     [ ] Rule 13d-1(c)
     [ ] Rule 13d-1(d)





                               (Page 1 of 9 Pages)
________________
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302181201                 13G                    Page 2 of 9 Pages

____________________________________________________________________________
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
O'Connor Global Convertible Arbitrage Master Limited
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Cayman Islands
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 275,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 275,000
_____________________________________________________________________________
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                                 275,000
_____________________________________________________________________________
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                                 7.97%
_____________________________________________________________________________
     (12)  TYPE OF REPORTING PERSON **
                                                 IV
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 302181201                 13G                    Page 3 of 9 Pages

____________________________________________________________________________
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
UBS O'Connor LLC
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Delaware
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 275,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 275,000
_____________________________________________________________________________
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                                 275,000
_____________________________________________________________________________
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                                 7.97%
_____________________________________________________________________________
     (12)  TYPE OF REPORTING PERSON **
                                                 IA
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 302181201                 13G                    Page 4 of 9 Pages

____________________________________________________________________________
     (1)   NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSONS (ENTITIES ONLY)
UBS AG
_____________________________________________________________________________
     (2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
_____________________________________________________________________________
     (3)   SEC USE ONLY
_____________________________________________________________________________
     (4)   CITIZENSHIP OR PLACE OF ORGANIZATION
                           Switzerland
_____________________________________________________________________________
NUMBER OF      (5)  SOLE VOTING POWER
                                                 -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                                                 275,000
OWNED BY       ___________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                                                 275,000
_____________________________________________________________________________
     (9)   AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                                                 275,000
_____________________________________________________________________________
     (10)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (9) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
     (11)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (9)
                                                 7.97%
_____________________________________________________________________________
     (12)  TYPE OF REPORTING PERSON **
                                                 BK
_____________________________________________________________________________
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 302181201                 13G                   Page 5 of 9 Pages


Item 1(a).     Name of Issuer:

     The name of the issuer is Express Scripts Automatic Exchange Security Trust/NY (the "Company").

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The Company's principal executive offices are located at c/o Goldman Sachs & Co., 85 Broad Street, New York, NY 10004

Item 2(a).     Name of Person Filing:

     This statement is filed by:

          (i) O'Connor Global Convertible Arbitrage Master Limited, a Cayman Islands exempted Company ("MF"), with respect to the Trust Issued Automatic Exchange Securities directly owned by it;

         (ii) UBS O'Connor LLC, a Delaware limited liability company("UBS"), with respect to the Trust Issued Automatic Exchange Securities directly owned by MF; and

        (iii) UBS AG, a Switzerland company, with respect to the Trust Issued Automatic Exchange Securities directly owned by the MF;


              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.


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CUSIP No. 302181201                 13G                   Page 6 of 9 Pages

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the business office of each of the Reporting Persons is One North Wacker Drive, 32nd Floor, Chicago, IL 60604.

Item 2(c).     Citizenship:

     MF is an exempted company organized under the laws of the Cayman Islands. UBS is a limited liability company organized under the laws of the State of Delaware. UBS AG is a company organized under the laws of Switzerland.

Item 2(d).     Title of Class of Securities:

     Trust Issued Automatic Exchange Securities, no par value

Item 2(e).  CUSIP Number:

     302181201

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or
(c), check whether the person filing is a:

          (a)  [ ]  Broker or dealer registered under Section 15 of the Act,

          (b)  [ ]  Bank as defined in Section 3(a)(6) of the Act,

          (c)  [ ]  Insurance Company as defined in Section 3(a)(19) of the
                    Act,

          (d) [ ] Investment Company registered under Section 8 of the Investment Company Act of 1940,

          (e)  [X]  Investment Adviser in accordance with Rule
                    13d-1 (b)(1)(ii)(E),

          (f) [ ] Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),

          (g) [ ] Parent Holding Company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G),

          (h) [ ] Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,

          (i) [ ] Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,

          (j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     Not applicable.


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CUSIP No. 302181201                 13G                   Page 7 of 9 Pages

Item 4.   Ownership.

     A. O'Connor Global Convertible Arbitrage Master Limited.
             (a) Amount beneficially owned: 275,000
             (b) Percent of class: 7.97% The percentages used herein and in the rest of Item 4 are calculated based upon the 3,450,000 Trust Issued Automatic Exchange Securities issued and outstanding as of December 31, 2002, as reported on the Company's N-30D Annual or Semi-Annual Report Date filed September 5, 2002.
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 275,000
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 275,000

     B. UBS O'Connor LLC
             (a) Amount beneficially owned: 275,000
             (b) Percent of class: 7.97%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 275,000
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 275,000

     C. UBS AG
             (a) Amount beneficially owned: 275,000
             (b) Percent of class: 7.97%
             (c)(i) Sole power to vote or direct the vote: -0-
               (ii) Shared power to vote or direct the vote: 275,000
              (iii) Sole power to dispose or direct the disposition: -0-
               (iv) Shared power to dispose or direct the disposition: 275,000


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CUSIP No. 302181201                 13G                   Page 8 of 9 Pages

Item 5.     Ownership of Five Percent or Less of a Class.

     Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

     UBS, the investment manager, has the power to direct the affairs of MF, including decisions respecting the disposition of the proceeds from the sale of the Trust Issued Automatic Exchange Securities. UBS AG is the managing member of UBS, and in that capacity directs its operations.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     Not applicable.

Item 8.  Identification and Classification of Members of the Group.

     See Item 2.

Item 9.  Notice of Dissolution of Group.

     Not applicable.

Item 10.  Certification.

     Each of the Reporting Persons hereby makes the following certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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CUSIP No. 302181201                 13G                   Page 9 of 9 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  February 14, 2003

                                    /s/ UBS AG
                                    UBS AG, individually, and as
                                    managing member of
                                    UBS O'Connor LLC.,
                                    Investment manager of
                                    O'Connor Global Convertible Arbitrage
                                    Master Limited.